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4/1/2002



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52257

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Revere Drive
(No. and Street)

South Barrington (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye 914-666-4788
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
(Name — *if individual, state last, first, middle name*)

895 West Main Street (Address), West Dundee (City), IL (State) 60018-2050 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amf
4/1/2002

OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

HELEN A. KING
Notary Public, State Of New York
No. 4796339
Qualified In Westchester County
Commission Expires August 31, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2001 and 2000

CONTENTS



ERIC J. FERNANDEZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Members of Glaucon Capital Partners, L.L.C.

We have audited the accompanying balance sheets of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2001 and 2000, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Eric J. Fernandez & Co

ERIC J. FERNANDEZ & CO.
January 30, 2002

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 59,886	$ 29,806
Accounts receivable	41,000	15,000
Prepaid expenses	4,303	6,855
Total current assets	105,189	51,661
Total assets	$ 105,189	$ 51,661
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ -	$ 280
Accrued and reimbursable expenses	19,203	12,006
Total current liabilities	19,203	12,286
MEMBERS' EQUITY	85,986	39,375
	$ 105,189	$ 51,661

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
REVENUES:		
Transaction fees	$ 237,500	$ 520,000
Retainer fees	284,667	157,500
Membership fees	6,000	-
Total revenues	528,167	677,500
EXPENSES:		
Consulting	78,000	62,500
Professional services	7,952	22,042
Travel and entertainment	6,589	2,399
Regulatory fees	4,745	11,417
Printing	386	-
Professional development	500	-
Telephone	527	-
Office supplies	740	-
Insurance	274	315
Miscellaneous	510	457
Total expenses	100,223	99,130
Net income	**$ 427,944**	**$ 578,370**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
Balance, beginning of year	$ 39,375	$ 37,255
Add: Net income	427,944	578,370
	467,319	615,625
Less: Member distributions	381,333	576,250
Balance, end of year	**$ 85,986**	**$ 39,375**

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 427,944	$ 578,370
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable	(26,000)	(12,500)
Decrease in prepaid expenses	2,552	2,306
Increase in current liabilities	6,917	10,178
Total adjustments	(16,531)	(16)
Net cash provided by operations	411,413	578,354
Cash flows from financing activities:		
Distributions to members	(381,333)	(576,250)
Net cash used by financing activities	(381,333)	(576,250)
Net increase in cash	30,080	2,104
Cash at beginning of year	29,806	27,702
Cash at end of year	$ 59,886	$ 29,806

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmit all funds and securities, does not hold funds of securities for customers and effectuates all financial transactions between the broker of dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $40,683 and $5,000, respectively.

3. TRANSACTIONS WITH RELATED PARTY

The company is 50% owned by Glaucon Capital, L.L.C.. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the year ended December 31, 2001 and 2000 consulting fees paid to Glaucon Capital, L.L.C. totaled $62,500 and 78,000 respectively.

4. MAJOR CLIENTS/SUPPLIERS

During the year ended December 31, 2001 the Company received approximately 90% of its revenues from three clients. During the year ended December 31, 2001 the Company incurred approximately 62% of its total expenses with one company, which is explained further in Note 3.

SUPPLEMENTARY INFORMATION



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members of
Glaucon Capital Partners, L.L.C.

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2001 and have issued our report thereon dated January 30, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co.

ERIC J. FERNANDEZ & CO.
January 30, 2002

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

	2001
Members' equity	$ 85,986
Deduct members' equity not allowable for net capital	0
Total members' equity qualified for net capital	85,986
Add subordinated borrowings allowable in computation of net capital	0
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	41,000
Prepaid expenses	4,303
	45,303
	40,683
Haircuts on securities	0
Net capital	$ 40,683



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Members
Glaucon Capital Partners, L.L.C.

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the computations of net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control,

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307

including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ERIC J. FERNANDEZ & CO.
January 30, 2002